Reply Attention of	William L. Macdonald
Direct Tel.	604.643.3118
EMail Address	wlm@cwilson.com
Our File No.	30282-1 / D/WLM/885896.2

August 4, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mailstop 7010

Washington, DC 20549-7010

Attention:	Mellissa Campbell Duru

Dear Ms. Duru:

Re: Cascade Energy, Inc. (the “Company”) Amendment No. 4 to Registration Statement on Form SB-2 Filed July 17, 2006 Your File No. 333-130984

                              Thank you for your letter of July 26, 2006 regarding your comments on the Company's Registration Statement on Form SB-2, filed July 17, 2006. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.                           The Company acknowledges the Staff’s comments and supplementally advises the Staff, as more fully described below that, as a holder of the Company’s convertible debt, Cornell’s relationship with the Company with respect to such debt is merely as a creditor of the Company and, therefore, the Company is not controlled by or affiliated with Cornell.

As the holder of the Company’s convertible debt, Cornell has no rights as a stockholder. We note further that the debenture does not provide Cornell with any control over the business or affairs of the Company. As the holder of the debenture, Cornell has no right to nominate, appoint, or vote for directors, and Cornell has no representatives or affiliates that serve as directors of the Company. Moreover, the debenture does not limit the ability of the Company to transact business, or otherwise require Cornell to consent to the Company’s conduct of business in the ordinary course.

We are familiar with the telephone interpretation D-29 that describes the importance of identifying whether “a purported secondary offering is really a primary offering” and, therefore, “the

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selling shareholders are and should be treated as underwriters selling on behalf of an issuer.” In reaching the determination, the telephone interpretation suggests that consideration be given to:

•	How long the selling security holder has held the shares;
•	The circumstances under which the securities were acquired;
•	The relationship between the selling security holder and the issuer;
•	The amount of the securities involved;
•	Whether the selling security holder is in the business of underwriting securities; and
•	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

We believe that a fair consideration of these factors will lead to the conclusion that Cornell Capital Partners, LLP, the principal selling security holder named in this registration statement, is not an underwriter acting on behalf of the Company, the issuer.

The telephone interpretation requires that consideration be given to the relationship between the purchaser (selling security holder) and the issuer. Prior to the completion of the transaction, there was no prior relationship between Cornell Capital Partners and the Company. Under the telephone interpretation, this factor would also lead one to the conclusion that it is truly a secondary offering.

Cornell Capital has advised the Company that it is not a broker-dealer or involved in the business of underwriting securities. This, too, would lead to the conclusion under the telephone interpretation that the registration statement as filed is one for a secondary offering.

In addition, we believe that the circumstances above, the lack of a prior relationship between the Company and Cornell Capital, and the fact that Cornell Capital is not engaged in the business of underwriting securities, all lead to the conclusion that, under the circumstances, it does not appear that the seller is acting as a conduit for the issuer.

The focus of the analysis should be placed, not on the number of shares being registered to cover a potential decline in market price, but on the numbers of shares that are currently issuable. Giving effect to the 4.9% cap, Cornell would only be able to convert its debentures into a modest amount of shares at any given time. Thus, it would take considerable time before Cornell would be in a position to resell a significant number of the Company’s shares, during which time its investment would remain at risk. The Company believes that the number of shares issuable to Cornell is not material for purposes of the assessment under the telephone interpretation. Further, the fact that the number of shares included in the registration statement for issuance under conversion of the debenture, based on current prices, is not sufficient in any event to satisfy the debentures’ conversion should also be considered.

Accordingly, we also do not believe that Cornell Capital should be characterized as an “affiliate” of the Company.

In American Council of Life Insurance (avail. June 10, 1983), the staff rejected the “presumptive underwriter” doctrine, at least in the case of an institutional investor purchasing in the ordinary course of its investment activities without arrangements for a redistribution. As discussed above, Cornell is an institutional investor and it purchased the Company’s warrants and convertible debentures in its ordinary course of investment activities. Cornell also had not made arrangements for a redistribution. We believe that there are parallels with American Council of Life Insurance that suggest that the Staff should not treat Cornell as an underwriter here, but rather as a selling stockholder under a secondary registration statement.

The PIPEs marketplace continues its dynamic role in the capital formation process for small capitalization companies seeking growth capital. Cornell Capital has been making direct investments in publicly traded companies since 2001. Cornell and other PIPE investors play an important role in the capital formation process for smaller companies that may be denied access to other forms of financing and the transaction between the Company and Cornell has validated the essential purpose of Rule 415 which, as the Commission has noted, was designed to “facilitate the development of innovative capital raising techniques which reduce the burdens and costs to registrants.” (See Proposed Release 46 FR 42001).

We believe that the circumstances above, the lack of a prior relationship between the Company and Cornell Capital, and the fact that Cornell Capital is an established investor and not engaged in the business of underwriting securities, all lead to the conclusion that, under the circumstances, it does not appear that the seller is acting as a conduit for the issuer. The Company, therefore, believes that its reliance on Rule 415(a)(1)(i) to treat this transaction as a secondary offering is appropriate.

We also note that Cornell Capital’s investment was made approximately eight months ago in good faith and in strict accordance with the guidance that was then prevailing. Accordingly, we believe that it would be appropriate for the Staff to refrain from applying in these circumstances any new positions that it may be developing.

Finally, we urge staff to consider the fact that this comment was not raised until all other comments had been resolved. The result has been extremely prejudicial to the Company, particularly given that the Company has been incurring cash registration penalties.

Closing Comments

We look forward to the receipt of any further comments which you may have in regard to the Amended Registration Statement shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP

Per: /s/ William L. Macdonald

William L. Macdonald

WLM/mll

cc:	Cascade Energy, Inc.